Exhibit 3.13

CERTIFICATE OF FORMATION

OF

AMERIPATH FLORIDA, LLC

1.                                       The name of the limited liability company is AmeriPath Florida, LLC.

2.                                       The address of its registered office in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle 19808.  The name of its registered agent at such address is Corporation Service Company.

3.                                       The Formation shall be effective as of 11:59 p.m. Eastern Standard Time on December 31, 2003.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of AmeriPath Florida, LLC on this 24th day of December, 2003.

/s/ STEPHEN A. DILLEMUTH
Stephen A. Dillemuth
Authorized Person